Filed by Towne Services, Inc.
                         Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company:
                         Towne Services, Inc. Commission File No. 000-24695


The following is the text of a press release issued by Towne Services, Inc. on August 8, 2001 announcing second quarter results.

FOR IMMEDIATE RELEASE


Contact: G. Lynn Boggs
         Chairman and Chief Executive Officer
         (678) 475-5200


           TOWNE SERVICES, INC. ANNOUNCES SECOND QUARTER 2001 RESULTS
                     --------------------------------------
                 COMPANY ACHIEVES POSITIVE OPERATIONAL CASH FLOW
              WITH STRONG YEAR-OVER-YEAR BOTTOM - LINE IMPROVEMENT

SUWANEE, Ga. (August 8, 2001) -- Towne Services, Inc. (Nasdaq/NM: TWNE) today reported positive cash flow from operations on a quarterly basis for the first time in the company's history.

         The company reported earnings from operations (before income taxes, depreciation and amortization) of $311,000 for the second quarter ended June 30, 2001, compared with a loss of $1.7 million for the second quarter ended June 30, 2000. The company also reported year-to-date positive operational cash flow, with earnings from operations (before income taxes, depreciation and amortization) of $121,000 for the six months ended June 30, 2001 compared with a loss of $4.1 million for the prior year period.

         Net revenues for the quarter ended June 30, 2001 totaled $5.3 million, compared with $6.8 million for the quarter ended June 30, 2000. The company reported an adjusted net loss of $826,000, or $(0.16) per share, in the quarter of 2001 compared with an adjusted net loss of $2.9 million, or $(0.53) per share, for the same period last year. The adjusted net loss for the second quarter of 2001 excludes a $1.4 million charge related to merger expenses as an extraordinary item.

         For the six months ended June 30, 2001, the company reported total revenues of $11.0 million compared with $13.5 million for the six months ended June 30, 2000. The adjusted net loss attributable to common shareholders was $2.3 million for the six months ended June 30, 2001 (exclusive of an extraordinary item of $1.4 million related to merger expenses), compared with a net loss of $6.3 million a year ago.

         All per share figures have been adjusted to reflect the one-for-five reverse split of the company's common stock effected December 20, 2000.

         The company also reported a balance of over $9.6 million of cash and short-term investments as of June 30, 2001.

                                     -MORE-

         "The second quarter results mark a significant milestone for Towne, as we achieved positive operational cash flow, not only for the first quarter in the company's history, but year-to-date as well," commented Lynn Boggs, chairman of the board and chief executive officer of Towne. "Our significant bottom-line improvement reflects the tangible benefits of the organizational and structural changes we have implemented throughout the company since the beginning of last year."

         As previously announced on April 16, 2001, the company signed a definitive agreement to merge Towne with Private Business, Inc. (Nasdaq: PBIZ). The merger is subject to customary closing conditions, including approval of the shareholders of both companies at their annual meetings now scheduled for August 9, 2001. The agreement is structured as a tax-free exchange in which Towne's shareholders will receive shares of common stock of Private Business for their shares of Towne's common stock.

         Towne, based in the metropolitan Atlanta area, is a leading provider of services and products that process sales and payment information and related financing transactions for small and mid-sized retail and commercial businesses and banks in the United States. The company delivers these services and products on-line by linking its business and bank customers to its processing systems using the Internet and telecommunications lines. Towne's systems also act as a hub, or electronic gateway, through which customers can access a variety of e-commerce business and management tools provided by Towne and its strategic alliances.

         This release contains forward-looking statements that involve risks and uncertainties, including those relating to Towne's operations, revenue, economic performance, business prospects, management and financial condition. Actual results may differ materially from those expressed or implied by such forward-looking statements as a result of the following factors, among others: whether Towne can grow its customer base as planned; competitive market pressures in the financial technology sector; the possible negative effects of lawsuits filed against Towne; whether Towne will continue to satisfy stock market listing standards; market acceptance of new products and services; and other factors discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Disclosure Regarding Forward-Looking Statements" in Towne's filings with the Securities and Exchange Commission. In addition, there are potential risks and uncertainties relating to Towne's proposed merger with Private Business, including, but not limited to, the ability of the parties to obtain the required shareholder approval and close the merger as anticipated.

         WE URGE INVESTORS AND SECURITY HOLDERS TO READ PRIVATE BUSINESS'S REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/ PROSPECTUS, AS SUPPLEMENTED, AND ANY OTHER RELEVANT DOCUMENTS RELATING TO THE MERGER TRANSACTION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these and other documents relating to the transaction at the SEC's web site at www.sec.gov. The documents filed with the SEC by Private Business may also be obtained free of charge from Private Business by directing a request to Private Business, Inc., 9010 Overlook Boulevard, Brentwood, Tennessee 37027, Attention Investor Relations: (615) 565-7374. The documents filed with the SEC by Towne may also be obtained free of charge from Towne by directing a request to Towne Services, Inc., 3950 Johns Creek Court, Suite 100, Suwanee, Georgia, 30024, Attention Investor Relations:
(678)

                                     -MORE-

475-5200. READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY
STATEMENT / PROSPECTUS, AS SUPPLEMENTED, CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. Towne and Private Business, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of Towne and Private Business in connection with the merger. INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF TOWNE AND THEIR OWNERSHIP OF TOWNE STOCK, ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF PRIVATE BUSINESS AND THEIR OWNERSHIP OF PRIVATE BUSINESS STOCK, AND ABOUT THE INTERESTS OF THOSE PARTICIPANTS IS SET FORTH IN THE JOINT PROXY STATEMENT/PROSPECTUS.



                                     -MORE-

TWNE Announces Second Quarter Results
Page 4
August 8, 2001


                   TOWNE SERVICES, INC.
             CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                               THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                                    JUNE 30,                              JUNE 30,
                                                     ---------------------------------------------------------------------------
                                                         2001               2000                 2001               2000
                                                     ---------------    ---------------      ----------------   ----------------
                                                       (unaudited)                              (unaudited)

REVENUES                                             $    5,309,994     $    6,780,410       $    10,981,097    $    13,480,307

COSTS AND EXPENSES:
  Costs of processing, servicing and support              1,243,638          1,878,215             2,692,983          3,940,899
  Sales and marketing                                     2,468,570          4,432,727             5,602,123          9,423,076
  General and administrative                              1,408,018          2,436,158             2,809,015          4,816,433
                                                     ---------------    ---------------      ----------------   ----------------
     Total costs and expenses                             5,120,226          8,747,100            11,104,121         18,180,408
                                                     ---------------    ---------------      ----------------   ----------------
EBITDA                                                      189,768         (1,966,690)             (123,024)        (4,700,101)
                                                     ---------------    ---------------      ----------------   ----------------
Interest Income                                            (121,660)          (242,143)             (243,667)          (630,729)
                                                     ---------------    ---------------      ----------------   ----------------
Earnings before Taxes, Depreciation & Amortization          311,428         (1,724,547)              120,643         (4,069,372)
                                                     ---------------    ---------------      ----------------   ----------------

Provision for Income tax expense                             18,285                  -                32,471                  -
Depreciation & Amortization                               1,119,100          1,159,941             2,344,097          2,174,758
                                                     ---------------    ---------------      ----------------   ----------------
Net Profit (Loss) before Extraordinary Item          $     (825,957)    $   (2,884,488)      $    (2,255,925)   $    (6,244,130)
                                                     ===============    ===============      ================   ================

Extraordinary Item: Merger Expenses                  $    1,390,798     $            -       $     1,390,798    $             -
                                                     ---------------    ---------------      ----------------   ----------------
Net Profit (Loss)                                    $   (2,216,755)    $   (2,884,488)      $    (3,646,723)   $    (6,244,130)
                                                     ===============    ===============      ================   ================

                                                     ---------------    ---------------      ----------------   ----------------
Preferred Stock Dividends                            $       40,000     $       40,000       $        80,000    $        80,000
                                                     ===============    ===============      ================   ================

                                                     ---------------    ---------------      ----------------   ----------------
Net Profit (Loss) Attributable to Common
  Shareholders                                       $   (2,256,755)    $   (2,924,488)      $    (3,726,723)   $    (6,324,130)
                                                     ===============    ===============      ================   ================

Net Profit (Loss) Attributable to Common
  Shareholders per Common Share:
Basic                                                $        (0.45)    $        (0.53)      $         (0.74)   $         (1.16)
                                                     ===============    ===============      ================   ================
Diluted                                              $        (0.45)    $        (0.53)      $         (0.74)   $         (1.16)
                                                     ===============    ===============      ================   ================
Weighted Average Common Shares Outstanding                5,045,281          5,486,997             5,045,281          5,466,082
                                                     ===============    ===============      ================   ================

                                      END